Exhibit 99.1

NewsRelease

TransCanada Set to Re-Apply for Keystone XL Permit
Proceeding with Gulf Coast Project

Calgary, Alberta – February 27, 2012 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today it has sent a letter to the U.S. Department of State (DOS) informing the Department the company plans to file a Presidential Permit application (cross border permit) in the near future for the Keystone XL Project from the U.S./Canada border in Montana to Steele City, Nebraska.  TransCanada would supplement that application with an alternative route in Nebraska as soon as that route is selected.

The company also informed the DOS that what had been the Cushing to U.S. Gulf Coast portion of the Keystone XL Project has its own independent value to the marketplace and will be constructed as a stand-alone Gulf Coast Project, not part of the Presidential Permit process.  The approximate cost is US$2.3 billion and subject to regulatory approvals, we anticipate the Gulf Coast Project to be in service in mid to late 2013.

“Our application will include the already reviewed route in Montana and South Dakota,” said Russ Girling, TransCanada’s president and chief executive officer.  “The over three year environmental review for Keystone XL completed last summer was the most comprehensive process ever for a cross border pipeline.  Based on that work, we would expect our cross border permit should be processed expeditiously and a decision made once a new route in Nebraska is determined.”

TransCanada will continue to work collaboratively with the State of Nebraska on determining an alternative route for Keystone XL that avoids the Sandhills.  TransCanada has been working on assessing the routing in Nebraska since November 2011, following the State Department’s notice to delay a decision on a Presidential Permit until an adjusted route that avoids the Sandhills was developed.

U.S. crude oil production has been growing significantly in States such as Oklahoma, Texas, North Dakota and Montana.  Producers do not have access to enough pipeline capacity to move this production to the large refining market at the U.S. Gulf Coast.  The Gulf Coast Project will address this constraint.

“The Gulf Coast Project will transport growing supplies of U.S. crude oil to meet refinery demand in Texas,” added Girling.  “Gulf Coast refineries can then access lower cost domestic production and avoid paying a premium to foreign oil producers.  This would reduce the United States’ dependence on foreign crude and allow Americans to use more of the crude oil produced in their own country.”

Reapplying for the Keystone XL permit is supported by words used in President Obama’s statement January 18, 2012 when he said the denial of the permit was not based on the merits of the pipeline but rather on an imposed 60-day legislative timeline to make a decision on the project.

With respect to moving forward on an initiative like the Gulf Coast Project, President Obama stated:  “In the months ahead, we will continue to look for new ways to partner with the oil and gas industry to increase our energy security – including the potential development of an oil pipeline from Cushing, Oklahoma to the Gulf of Mexico.”

TransCanada’s commitment is to treat landowners with honesty, fairness and respect.  The company has negotiated over 99 per cent of voluntarily easements in Texas and close to 100 per cent in Oklahoma.  Easements make up the route of a pipeline and are similar to an easement for water, sewer and utility lines.  Residents maintain ownership of the land and landowners receive a payment equal to or greater than the land’s market value.

Keystone XL remains in the national interest of the United States as it would allow Americans to move closer toward achieving energy security and create thousands of much needed jobs.  Building the Gulf Coast Project would be a positive step in creating approximately 4,000 jobs.  From an energy security standpoint, the U.S. consumes 15 million barrels of oil each day and imports 10 to 11 million – forecasts suggest this will not change for decades.  The Keystone XL project offers Americans a choice of receiving Canadian and U.S. oil through this pipeline system or continuing to import crude oil from unstable places such as the Middle East and Venezuela that do not share American values.

The U.S. manufacturing sector would continue to experience the economic benefits of the project, as TransCanada has contracts with over 50 suppliers across in the U.S.  Manufacturing locations for our equipment include: Texas, Missouri, Pennsylvania, Michigan, Oklahoma, South Carolina, Indiana, Georgia, Maryland, New York, Louisiana, Oklahoma, Minnesota, Ohio, Arkansas, Kansas and California.  There are hundreds of additional suppliers sub-contracted through our suppliers for our material and equipment.

With more than 60 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 57,000 kilometres (35,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com and follow us on Twitter @TransCanada.

FORWARD LOOKING INFORMATION This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook.  All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Management’s Discussion and Analysis dated February 15, 2012 under TransCanada’s profile on SEDAR at www.sedar.com and other reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission.

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